FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
               FIRST QUARTER 2007 FINANCIAL RESULTS - HIGHLIGHTS



On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. All comparative commentary within this report is therefore on a like-for-like basis excluding HSBC Panama, as presented in Appendix A. The financial statements on pages 5 - 12 include HSBC Panama up until the date of disposal.


- Net income down 3.6 per cent to MXN1,376 million for the first quarter of 2007 (MXN1,428 million for the first quarter of 2006).

- Net loans and advances to customers up MXN25.7 billion, or 19.3 per cent, to MXN158.9 billion at 31 March 2007 (MXN133.2 billion at 31 March
  2006).

- Total assets up MXN29.5 billion, or 10.6 per cent, to MXN309.0 billion at 31 March 2007 (MXN279.5 billion at 31 March 2006).

- Cost efficiency ratio (excluding monetary position) of 59.8 per cent for the first quarter of 2007 (61.8 per cent for the first quarter of 2006).

- Return on equity of 16.5 per cent for the first quarter of 2007 (21.8 per cent for the first quarter of 2006).


HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (the group) primary subsidiary, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 31 March
2007) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 31 March 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC).

Commentary by Paul Thurston, CEO of Grupo Financiero HSBC Mexico:

"Grupo Financiero HSBC has achieved strong business growth during the first quarter of 2007 as a result of our continued investment in building our customer base and business volumes in Mexico. Year-on-year, our personal customer base is up by more than 800,000 clients, the number of credit cards in issue has increased by 69.4 per cent to 2.1 million cards, and our small business client base has risen by 21 per cent. Our packaged products have continued to be very successful, and in the first quarter we sold 170,000 Tu Cuenta and 1,718 Estimulo packages.

"Net income of MXN1,376 million in the first quarter of 2007, however, fell by MXN52 million compared with the first quarter of 2006 as overall strong revenue momentum was offset by reduced revenues in Global Markets, with trading income down MXN224 million year-on-year.

"The group achieved strong total revenue growth of 11.1 per cent - despite lower earnings from Global Markets - exceeding cost growth of 7.5 per cent for the period ended 31 March 2007 compared with the same period of 2006, and resulting in a cost efficiency improvement. Loan impairment charges grew as a consequence of our investment in expanding our consumer and small business commercial loan portfolios.

"In line with the HSBC Group's organic growth strategy, we continue to invest in building our business in Mexico, and are modernising and streamlining our processes to handle greater business volumes and provide improved services to our clients. By combining the Group's knowledge, network and brand with the experience and capabilities of our staff, we are driving product innovation and service enhancements to capture market share in key markets.

"Our commitment to Corporate Responsibility remains strong and I am pleased to announce that, in 2007, for the second consecutive year, the Mexican Philanthropy Centre (CEMEFI) and Aliarse recognised HSBC Mexico with a certification for Socially Responsible Company 2007."

Overview
In the first quarter of 2007, Grupo Financiero HSBC's net income of MXN1,376 million was MXN52 million, or 3.6 per cent, lower than the same period in 2006.

Net interest income (excluding monetary position) was up by MXN692 million to MXN5,110 million for the period ended 31 March 2007, a 15.7 per cent increase compared to the same period in 2006. Lower spreads on deposits, as a result of reduced market rates, and lower net interest income in Global Markets, were more than offset by significant growth in higher-yielding credit card lending and small- and medium-sized business (SME) products.

Net fees and commissions were up by MXN321 million to MXN2,433 million for the quarter ended 31 March 2007, a 15.2 per cent increase on the same period in 2006. This was mainly driven by an increased number of credit cards in circulation and the continued success of the bank's packaged products, Tu Cuenta (for personal customers) and Estimulo (for business customers), in addition to ATM, point of sale, mutual fund and trade services fees.

Trading income at MXN325 million was 40.8 per cent lower than in the same period of the previous year. Retail foreign exchange continues to drive positive results, but both interest rate and fixed income trading portfolios generated lower income than in the same period in 2006, affected by the volatility in the local markets resulting from both local and international market conditions.

Administrative expenses of MXN4,705 million were 7.5 per cent higher than in the same period in 2006. Personnel expenses increased as a result of the 2,199 new employees hired since March 2006. Marketing expenses, information technology improvements and investment in the expansion, relocation and renovation of the branch and ATM infrastructure have also contributed to expense growth. With cost growth below the rate of revenue growth, however, the cost efficiency ratio (excluding monetary position) improved from 61.8 per cent in the first quarter of 2006 to 59.8 per cent for the same period in 2007.

During the first quarter of 2007, loan impairment charges increased by MXN781 million to MXN1,407 million compared with the same period in 2006, reflecting strong growth in the consumer loan portfolio and higher impairment in the small business and self-employed loan portfolios. These were partially offset by higher recoveries (which are included in Other Income in 2007 in accordance with new Mexican GAAP reporting requirements). The allowance for loan losses as a percentage of impaired loans was 141.6 per cent as at 31 March 2007.

The bank's capital adequacy ratio remains sound at 14.7 per cent, well above Mexican Banking and Securities Commission (CNBV) requirements.

Business highlights

During the first quarter of 2007, the bank's Personal Financial Services (PFS) business generated significant volume growth, with higher balances in credit cards, mortgages, personal and payroll loans. More than 370,000 new credit cards were issued during the quarter. At the end of March 2007, total customer loans were up 27.8 per cent year-on-year. Higher revenues were generated from credit cards, ATMs and from the Tu Cuenta packaged financial services product, which reached 1.2 million accounts at 31 March 2007. Insurance premiums continued to grow, with a 15.6 per cent increase year-on-year.

During the first quarter of 2007, the distribution network grew with six new branches opened and 76 new ATMs installed. In March, HSBC launched a savings account, Cuenta Chicos HSBC, for children between the ages of one and 15 years' old.

In Commercial Banking (CMB), customer loans were 32.9 per cent higher than in the first quarter of 2006 as HSBC continued to be a market leader in delivering banking services to the small and micro business sector in Mexico. There were higher revenues from card acquiring and trade services fees, as well as increased cross-sales activity through ATMs and of payments and cash management
(PCM) services. HSBC Mexico's trade services business continues to increase market share and has now opened offices in three regional centres, in Monterrey, Guadalajara and Puebla.

The international business centre, which supports Mexican businesses in expanding internationally and foreign companies in investing in Mexico, has been expanded to cater for the growth in inward and outward business flows between HSBC Mexico and HSBC Group members in other countries.

In Corporate, Investment Banking and Markets (CIBM), revenues from the PCM business increased compared to the first quarter of 2006. However, in Global Markets, revenues were significantly lower than in the same period of 2006, as interest rate, fixed income and balance sheet trading were all negatively affected by the volatility in the local markets resulting from both local and international market conditions. This was partially offset by continued profitability in retail foreign exchange and the sale of securities from the available-for-sale portfolio.

In March 2007, HSBC Mexico successfully issued its first residential mortgage-backed security (RMBS) for MXN2,500 million, in two series and with a term of 15.9 years. This issuance was the largest of its kind in Latin America and obtained AAA(mex) and mxAAA grades assigned by Fitch Ratings and Standard & Poors, respectively.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,350 branches, 5,482 ATMs, approximately
7.8 million customers and more than 23,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.



Consolidated Balance Sheet

                                  GROUP                BANK
Figures in MXN millions
                            31Mar07   31Mar06   31Mar07   31Mar06
Assets

Cash and deposits in banks   54,519    53,865    54,518    49,217

Investment in securities     53,334    62,026    52,251    60,170
  Trading securities         17,858    10,100    16,775     9,739
  Available-for-sale
    securities               31,555    47,821    31,555    46,326
  Held to maturity
    securities                3,921     4,105     3,921     4,105

Securities and derivative
  operations                    190       626       184       625
  Repurchase agreements          87        86        82        86
  Derivative transactions       103       540       102       539

Performing loans
  Commercial loans           61,583    49,865    61,583    44,098
  Loans to financial
    intermediaries            6,107     5,806     6,107     5,699
  Consumer loans             38,168    31,130    38,168    29,305
  Mortgage loans             18,440    22,652    18,440    17,444
  Loans to government
    entities                 36,689    37,881    36,689    37,881
  Loans to Fobaproa or IPAB       -     1,164         -     1,164
Total performing loans      160,987   148,498   160,987   135,591
Impaired loans
  Commercial loans            1,840     1,302     1,840     1,254
  Consumer loans              2,056       971     2,056       957
  Mortgage loans              1,233       991     1,233       911
  Immediate collection,
    remittances and other         -        13         -        13
Total impaired loans          5,129     3,277     5,129     3,135
Gross loans and advances to
  customers                 166,116   151,775   166,116   138,726
  Allowance for loan losses  (7,262)   (5,764)   (7,262)   (5,576)
Net loans and advances to
  customers                 158,854   146,011   158,854   133,150
Other accounts receivable    29,430    22,565    26,773    21,873
Foreclosed assets                65       337        65       294
Property, furniture and
  equipment, net              6,111     5,897     6,097     5,640
Long-term investments
  in equity securities        2,845     2,532       156       208
Deferred taxes                    -       886         -       742
Goodwill                      2,680     3,426         -         -
Other assets, deferred
  charges and intangibles     1,000     1,744       966     1,544

Total assets                309,028   299,915   299,864   273,463

Liabilities

Deposits                    213,167   220,240   214,822   202,512
 Demand deposits            121,208   124,622   122,863   117,361
 Time deposits               87,690    95,618    87,690    85,151
 Bonds                        4,269         -     4,269         -

Bank deposits and
  other liabilities          10,588     6,389    10,588     6,389
  On demand                   2,015         -     2,015         -
  Short-term                  6,467     4,281     6,467     4,281
  Long-term                   2,106     2,108     2,106     2,108

Securities and derivative
  transactions                4,415     8,408     4,410     8,407
  Repurchase agreements          20        63        15        62
  Securities deliverable under
    loan transactions         4,395     8,345     4,395     8,345

Other accounts payable       44,226    33,642    41,505    32,408
  Income tax and employee
    profit sharing payable    1,467     1,965     1,416     1,909
  Sundry creditors and other
    accounts payable         42,759    31,677    40,089    30,499

Subordinated debentures
  outstanding                 2,209     2,699     2,209     2,301

Deferred taxes                  384         -       429         -

Deferred credits                120        30       120        24

Total liabilities           275,109   271,408   274,083   252,041

Equity

Paid in capital              20,928    20,928    13,194    13,194
  Capital stock               8,004     8,004     3,977     3,977
  Additional paid in capital 12,924    12,924     9,217     9,217

Other reserves               12,970     7,576    12,568     8,227
  Capital reserves              853       668     9,258     4,831
  Retained earnings          18,635    13,304     4,466     4,427
  Result from the mark-to-
    market of available-for-
    sale securities               -         -        86        90
  Result from translation of
    foreign operations            -        10         -        12
  Cumulative effect of
    restatement              (3,888)   (3,888)   (3,504)   (3,545)
  Gains on non-monetary
    asset valuation          (4,006)   (4,007)    1,152     1,165
  Net income                  1,376     1,489     1,110     1,247
Minority interest
  in capital                     21         3        19         1
Total equity                 33,919    28,507    25,781    21,422
Total liabilities and
  equity                    309,028   299,915   299,864   273,463



Consolidated Balance Sheet (continued)

                                       GROUP
Figures in MXN millions
                                31Mar07      31Mar06
Memorandum Accounts

Transactions on behalf of
  third parties                  91,274       97,523

Customer current accounts           (11)           1
  Customer bank                       -            1
  Settlement of customer securities
    and documents                   (11)           -
Customer securities              65,545       75,545
  Customer securities in custody 65,539       74,214
  Pledged customers securities
    and documents                     6        1,331
Transactions on behalf of
  customers                       2,323        2,597
  Customer repurchase transac-
    tions                         2,323        2,597
Other transactions on behalf
  of customers                   23,417       19,380
  Investment on behalf of
    customers, net               23,417       19,380
Other memorandum accounts       356,274      508,854
  Investment of the SAR funds     3,540        3,680
  Integrated loan portfolio     173,788      144,371
  Other memorandum accounts     178,946      360,803

Transactions for the group's
  own accounts                1,054,615      568,419

Accounts for the group's own
  registry                    1,054,548      568,398
  Guarantees granted                 48           61
  Irrevocable lines of credit
    granted                       7,623        5,584
  Goods in trust or mandate     111,818       72,039
  Goods in custody or under
    administration               56,165       72,294
  Amounts committed in transactions
    with Fobaproa                   152          119
  Amounts contracted in
    derivative operations       874,673      400,399
  Securities in custody           3,942        4,097
  Other contingent obligations      127       13,805

Repurchase/resale agreements
  Securities receivable under
    repos                        45,764       49,823
 (less) Repurchase agreements   (45,700)     (49,801)
                                     64           22

  Reverse repurchase agreements   5,324       16,050
 (less) Securities deliverable
    under repos                  (5,321)     (16,051)
                                      3           (1)

                                         BANK
Figures in MXN millions
                                 31Mar07        31Mar06
Memorandum Accounts

Guarantees granted                    47             61
Other contingent obligations         127         13,805
Irrevocable lines of credit
  granted                          7,623          5,584
Goods in trust or mandate        111,818         72,039
Goods in custody or under
  administration                  56,165         72,294
Third party investment banking
  operations, net                 23,417         19,380
Amounts committed in
  transactions with Fobaproa         152            119
Amounts contracted in
  derivative operations          874,673        400,399
Investments of retirement
  savings system funds             3,540          3,680
Integrated loan portfolio        173,788        144,371
Other control accounts           178,946        360,802
                               1,430,296      1,092,534

Securities receivable under repos 43,442         47,239
(less) Repurchase agreements     (43,377)       (47,204)

                                      65             35

Reverse repurchase agreements      3,001         13,454
(less) Securities deliverable
  under repos                     (2,999)       (13,466)
                                       2            (12)



Consolidated Income Statement

Figures in MXN millions         GROUP                  BANK

                         31Mar07     31Mar06     31Mar07     31Mar06

Interest income            7,546       7,071       7,438       6,787
Interest expense          (2,436)     (2,468)     (2,392)     (2,376)
Monetary position
 (margin), net              (348)       (197)       (313)       (187)
Net interest income        4,762       4,406       4,733       4,224

Loan impairment charges   (1,407)       (642)     (1,407)       (626)
Risk adjusted net
  interest income          3,355       3,764       3,326       3,598

Fees and commissions
  receivable               2,708       2,458       2,500       2,179

Fees payable                (275)       (284)       (272)       (273)

Trading income               325         549         324         547

Total operating income     6,113       6,487       5,878       6,051

Administrative and
  personnel expenses      (4,705)     (4,518)     (4,558)     (4,205)
Net operating income       1,408       1,969       1,320       1,846

Other income                 546         380         558         390
Other expenses              (199)       (210)       (200)       (209)
Net income before taxes    1,755       2,139       1,678       2,027

Income tax and employee
  profit sharing tax        (582)       (801)       (561)       (760)
Deferred income tax          (17)         (8)        (10)        (21)
Net income before
  subsidiaries             1,156       1,330       1,107       1,246

Undistributed income
  from subsidiaries          220         159           2           1
Income from ongoing
  operations               1,376       1,489       1,109       1,247

Minority interest              -           -           1           -

Net income                 1,376       1,489       1,110       1,247


Statement of Changes in Shareholder's Equity

GROUP

Figures in MXN millions


                                                       Deficit in
                                                      restatement
                                                        of stock-
                       Capital    Capital   Retained     holders'      Net   Minority    Total
                   contributed   reserves   earnings       income   income   interest   equity


Balances at 31Dec06     20,928        853     13,041       (7,694)   5,594          2   32,724

Movements inherent
  to the share-
  holder's decision
  Capitalisation of
    retained earnings        -          -      5,594            -   (5,594)         -        -
  Other movements            -          -          -            -        -          -        -
Total                        -          -      5,594            -   (5,594)         -        -

Movements for the
  recognition of the
  comprehensive
  income

  Net income                 -          -          -            -    1,376          -    1,376
  Result from foreign
    currency transactions    -          -          -            -        -          -        -
  Gains on non-monetary
    asset valuation          -          -          -         (200)       -         19     (181)
Total                        -          -          -         (200)   1,376         19    1,195

Balances at 31Mar07     20,928        853     18,635       (7,894)   1,376         21   33,919


BANK


Figures in MXN millions

                                                           Result from   Deficit in
                                                          valuation of  restatement
                                                        available-for-    of stock-
                         Capital    Capital   Retained            sale     holders'     Net   Minority    Total
                     contributed   reserves   earnings      securities       equity  income   interest   equity


Balances at 31Dec06       13,194      9,258          -             306       (2,373)  4,466          1   24,852

Movements inherent to
  the shareholder's
  decision
  Transfer of result of
    prior years                -          -      4,466               -            -  (4,466)         -        -
  Other movements              -          -          -               -            -       -          -        -
Total                          -          -      4,466               -            -  (4,466)         -        -

Movements for the
  recognition of the
  comprehensive income
  Net income                   -          -          -               -            -   1,110          -    1,110
  Result from valuation
    of available-for-
    sale securities            -          -          -            (220)           -       -          -     (220)
  Cumulative effect of
    restatement                -          -          -               -           28       -         18       46
  Others                       -          -          -               -           (7)      -          -       (7)
Total                          -          -          -            (220)          21   1,110         18      929


Balances at 31Mar07       13,194      9,258      4,466              86       (2,352)  1,110         19   25,781




Consolidated Statement of Changes in Financial Position


GROUP


Figures in MXN millions

                                                     31Mar07      31Mar06
Operating activities:
Net income                                             1,376        1,489
Items included in operations not requiring
 (providing) funds:
Result from mark-to-market valuations                     82         (548)
Allowances for loan losses                             1,407          642
Depreciation and amortisation                            252          174
Deferred taxes                                            17            8
Undistributed income from subsidiaries, net             (220)        (159)
Value loss estimation for foreclosed assets                2            -
Total operating items not requiring funds              2,916        1,606

Changes in items related to operations:
(Decrease) in deposits                                (8,516)      (3,571)
(Increase) in loan portfolio                          (3,511)      (6,135)
(Increase) / decrease in securities and
  derivative transactions, net                        (1,932)       3,635
Decrease / (increase) in financial instruments         4,366       (1,433)
(Decrease) in bank deposits and other liabilities     (2,530)        (951)
Funds provided by operating activities                (9,207)      (6,849)

Financing activities:
Subordinated debentures outstanding                      (23)         (20)
Increase in other payable accounts                    27,211        9,440
Funds used or provided in financing activities        27,188        9,420

Investing activities:
(Increase) in property, furniture and equipment, net    (331)        (469)
(Increase) in deferred charges or credits, net           (94)         (82)
(Increase) / decrease in foreclosed assets               (12)          78
(Increase) in other receivable accounts              (18,768)      (6,518)
Funds used in investing activities                   (19,205)      (6,991)
(Decrease) in cash and equivalents                    (1,224)      (4,420)
Cash and equivalents at beginning of period           55,743       58,285
Cash and equivalents at end of period                 54,519       53,865


BANK


Figures in MXN millions

                                                     31Mar07      31Mar06
Operating activities:
Net income                                             1,110        1,247
Items included in operations not requiring
 (providing) funds:
Result from mark-to-market valuations                     82          101
Allowances for loan losses                             1,407          626
Depreciation and amortisation                            253          213
Deferred taxes                                            10           21
Undistributed income from subsidiaries, net               21           (1)
Value loss estimation for foreclosed assets                2           54
Minority interest                                         (1)           -
Total operating items not requiring funds              2,884        2,261

Changes in operating accounts:
(Decrease) in deposits                                (8,468)      (4,698)
(Increase) in loan portfolio                          (3,511)      (5,439)
Decrease in financial instruments                      2,247        1,700
(Decrease) in bank deposits and other liabilities     (2,530)        (880)
Funds provided by operations                          (9,378)      (7,056)

Financing activities:
Subordinated debentures outstanding                      (24)         (25)
Increase in other payable accounts                    24,579        9,321
Funds used or provided by financing activities        24,555        9,296

Investing activities:
(Increase) in property, furniture and equipment, net    (167)        (333)
(Increase) in deferred charges or credits, net           (10)        (111)
(Increase) / Decrease in foreclosed assets               (13)          25
(Increase) in other receivable accounts              (16,213)      (6,401)
Funds used in investing activities                   (16,403)      (6,820)
(Decrease) in cash and equivalents                    (1,226)      (4,580)
Cash and equivalents at beginning of period           55,744       53,797
Cash and equivalents at end of period                 54,518       49,217


Appendix A:
Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated balance sheet on a like-for-like basis


Figures in MXN millions

                               Total Group       Mexico^     Panama  Total Group
                                     Mar07        Mar06       Mar06        Mar06
Assets

Cash and deposits in banks          54,519       49,219       4,646       53,865
Investments in securities           53,334       60,531       1,495       62,026
  Trading securities                17,858       10,100           -       10,100
  Available-for-sale securities     31,555       46,326       1,495       47,821
  Held to maturity securities        3,921        4,105           -        4,105

Securities and derivative operations   190          626           -          626
  Repurchase agreements                 87           86           -           86
  Derivative transactions              103          540           -          540

Performing loans
  Commercial loans                  61,583       44,098       5,767       49,865
  Loans to financial intermediaries  6,107        5,699         107        5,806
  Consumer loans                    38,168       29,305       1,825       31,130
  Mortgage loans                    18,440       17,444       5,208       22,652
  Loans to government entities      36,689       37,881           -       37,881
  Loans to Fobaproa or IPAB              -        1,164           -        1,164
Total performing loans             160,987      135,591      12,907      148,498
Impaired loans
  Commercial loans                   1,840        1,255          47        1,302
  Consumer loans                     2,056          957          14          971
  Mortgage loans                     1,233          911          80          991
  Immediate collection, remittances
    and other                            -           13           -           13
Total impaired loans                 5,129        3,136         141        3,277
Gross loans and advances to
  customers                        166,116      138,727      13,048      151,775
  Allowance for loan losses         (7,262)      (5,576)       (188)      (5,764)
Net loans and advances to
  customers                        158,854      133,151      12,860      146,011
Other accounts receivable           29,430       22,418         147       22,565
Foreclosed assets                       65          294          43          337
Property, furniture and
  equipment, net                     6,111        5,649         248        5,897
Long-term investments in equity
  securities                         2,845        2,532           -        2,532
Deferred taxes                           -          845          41          886
Goodwill                             2,680        2,680         746        3,426
Other assets, deferred charges and
  intangibles                        1,000        1,563         181        1,744

Total assets                       309,028      279,508      20,407      299,915


^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V.
  to HSBC Asia Holdings BV. Therefore, the balance sheet as at 31 March 2006 has been restated to exclude HSBC Panama to compare on a like-for-like basis.

Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated balance sheet on a like-for-like basis (continued)

Figures in MXN millions
                              Total Group       Mexico^     Panama   Total Group
                                    Mar07        Mar06       Mar06         Mar06
Liabilities

Deposits                          213,167      202,428      17,812       220,240
  Demand deposits                 121,208      117,277       7,345       124,622
  Time deposits                    87,690       85,151      10,467        95,618
  Bonds                             4,269            -           -             -

Bank deposits and other
  liabilities                      10,588        6,389           -         6,389
  On demand                         2,015            -           -             -
  Short-term                        6,467        4,281           -         4,281
  Long-term                         2,106        2,108           -         2,108

Securities and derivative
  transactions                      4,415        8,408           -         8,408
  Repurchase agreements                20           63           -            63
  Securities deliverable under
    loan transactions               4,395        8,345           -         8,345

Other accounts payable             44,226       33,142         500        33,642
  Income tax and employee profit
    sharing payable                 1,467        1,935          30         1,965
  Sundry creditors and others
    accounts payable               42,759       31,207         470        31,677

Subordinated debentures
  outstanding                       2,209        2,301         398         2,699

Deferred taxes                        384            -           -             -

Deferred credits                      120           25           5            30

Total liabilities                 275,109      252,693      18,715       271,408

Equity
Paid in capital                    20,928       19,612       1,316        20,928
  Capital stock                     8,004        6,688       1,316         8,004
  Additional paid in capital       12,924       12,924           -        12,924

Other reserves                     12,970        7,200         376         7,576
  Capital reserves                    853          668           -           668
  Retained earnings                18,635       13,006         298        13,304
  Result from mark-to-market
    of available-for-sale
    securities                          -           (7)          7             -
  Result from translation of
    foreign operations                  -            -          10            10
  Cumulative effect of restatement (3,888)      (3,888)          -        (3,888)
  Gains on non monetary asset
    valuation                      (4,006)      (4,007)          -        (4,007)
  Net income                        1,376        1,428          61         1,489
  Minority interest in capital         21            3           -             3
  Total equity                     33,919       26,815       1,692        28,507
  Total liabilities and equity    309,028      279,508      20,407       299,915


^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V.
  to HSBC Asia Holdings BV. Therefore, the balance sheet as at 31 March 2006 has been restated to exclude HSBC Panama to compare on a like-for-like basis.


Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated income statement on a like-for-like basis


Figures in MXN millions
                                   Total Group      Mexico^   Panama Total Group
                                         Mar07       Mar06     Mar06       Mar06

Interest income                          7,546       6,770       301       7,071
Interest expense                        (2,436)     (2,352)     (116)     (2,468)
Monetary position (margin), net           (348)       (195)       (2)       (197)
Net interest income                      4,762       4,223       183       4,406

Loan impairment charges                 (1,407)       (626)      (16)       (642)
Risk adjusted net interest income        3,355       3,597       167       3,764

Fees and commissions receivable          2,708       2,383        75       2,458

Fees payable                              (275)       (271)      (13)       (284)

Trading income                             325         549         -         549

Total operating income                   6,113       6,258       229       6,487

Administrative and personnel expenses   (4,705)     (4,377)     (141)     (4,518)

Net operating income                     1,408       1,881        88       1,969

Other income                               546         380         -         380
Other expenses                            (199)       (210)        -        (210)
Net income before taxes                  1,755       2,051        88       2,139

Income tax and employee profit sharing    (582)       (773)      (28)       (801)
Deferred taxes                             (17)         (9)        1          (8)
Net income before subsidiaries           1,156       1,269        61       1,330

Undistributed income from subsidiaries     220         159         -         159
Income from ongoing operations           1,376       1,428        61       1,489
Net income                               1,376       1,428        61       1,489

^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V.
  to HSBC Asia Holdings BV. Therefore, results for the quarter ended 31 March 2006 have been restated to exclude results for HSBC Panama up until the date of disposal in order to compare on a like-for-like basis.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 May 2007